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December 15, 2022

Via EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

	Re:	ETAO International Co., Ltd.
Draft Registration Statement on Form F-4
Submitted November 29, 2022
CIK 0001939696

Dear Ms.Nimitz and Ms. Westbrook:

On behalf of ETAO International Co., Ltd. (the “Company”), we are hereby responding to the letter dated December 6, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on November 29, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is submitting a revised registration statement on Form F-4 (the “Revised Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 3 to Draft Registration Statement on Form F-4 submitted November 29, 2022

Intellectual Property, page 226

1.           We note your response to our prior comment 5. Please revise your statement that ETAO and the VIEs had registered 28 patents to segregate issued patents and patent applications and disclose the typical duration of patent rights in China for inventions.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 229 - 241 of the Revised Registration Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP